SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
G.S. PAUL MITCHARD QC ♦	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO

♦ (ALSO ADMITTED IN ENGLAND & WALES)		WASHINGTON, D.C.
* (ALSO ADMITTED IN NEW YORK)		WILMINGTON

REGISTERED FOREIGN LAWYERS
WILL H. CAI (CALIFORNIA)		BEIJING
Z. JULIE GAO (CALIFORNIA)		BRUSSELS
BRADLEY A. KLEIN (ILLINOIS)		FRANKFURT
RORY MCALPINE (ENGLAND & WALES)		LONDON
GREGORY G.H. MIAO (NEW YORK)		MOSCOW
ALAN G. SCHIFFMAN (NEW YORK)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	April 23, 2014	SYDNEY
TOKYO
TORONTO

Confidential

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Xunlei Limited (CIK No. 0001510593)
Response to the Staff’s Comment Letter Dated April 8, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff ( the “Staff”) of  the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 8, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.  To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 21, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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Risk factors

Risks related to our business

We have granted, and may continue to grant share awards..., page 32

1.                                      We note your disclosure on page F-46 regarding the 2013 share incentive plan (“the 2013 Plan”) that upon a qualified initial public offering (“QIPO”), the Administrator may immediately accelerate vesting of the restricted shares. Please revise this risk factor to disclose the amount of unrecognized compensation expense, separately quantifying the amount of currently unrecognized expense that relates to grants under the 2013 Plan for which the Administrator may accelerate vesting upon completion of a QIPO.

In response to Staff’s comment, the Company has added the referenced disclosure on page 31 of the Revised Draft Registration Statement.

Dilution, page 73

2.                                      Please revise the table on page 74 to disclose the number of common shares purchased and the price paid for such shares by existing shareholders or advise why this information is properly omitted.

In response to Staff’s comment, the Company has added the referenced disclosure on page 73 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 86

3.                                      We note from disclosure in your prospectus summary that you plan to pre-install your acceleration products in smart phones manufactured by a related party, Xiaomi Technology. Please discuss in this section the impact of this new development on your operations. Refer to Item 4.a. of Form F-1 and Item 5.A of Form 20-F. Also, disclose the material terms of the arrangement in your business and related party disclosure and file any related agreements as exhibits. Refer to Items 7.B and 8.A of Form 20-F and Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to Staff’s comment, the Company has added disclosure on pages 2, 129 and 181 of the Revised Draft Registration Statement.  However, the Company does not believe that its pre-installment service agreement with Xiaomi is material as the agreement was entered into in the ordinary course of the Company and was not related to Xiaomi Ventures’ investment in the Company and therefore does not plan to file this agreement as an exhibit to the Revised Draft Registration Statement.

Principal [and selling] shareholders, page 175

4.                                      Notes 9, 10, and 13 disclaim beneficial ownership “except to the extent of any pecuniary interest therein.” Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. Refer to General Instruction F to Form 20-F. Because Messrs. Zhou, Wang and Yuan have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please delete the disclaimers.

In response to Staff’s comment, the Company has revised the referenced disclosure on page 177 of the Revised Draft Registration Statement.

Critical Accounting Estimates

Share-based compensation, page 111

5.                                      We note your disclosure on page F-60 regarding options and restricted stock grants after December 31, 2013. For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. For such grants that were made under the 2013 Plan, please also disclose that Plan Administrator has the authority to accelerate vesting upon closing of a QIPO.

In response to Staff’s comment, the Company has revised the referenced disclosure on pages 112 and 174 of the Revised Draft Registration Statement.

Related Party Transactions, page 179

6.                                      Please file the agreement related to your game sharing arrangement with Zhuhai Qianyou Technology as an exhibit or advise why this is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that the game sharing arrangement with Zhuhai Qianyuan Technology is conducted in the ordinary course of business of the Company and revenues generated from such transaction account for less than 3% of the Company’s total revenues per year. Hence, the Company believes that it is not necessary to file the agreement as an exhibit.

Consolidated Financial Statements

Note 5. Accounts receivable, page F-33

7.                                      We note that the allowance for doubtful accounts has increased significantly as a percentage of receivables at December 31, 2013 compared to December 31, 2012. Please tell us the following with respect to the allowance:

•                  Explain the reasons for the increase as a percentage of receivables;

•                  Describe any impact on revenue recognition;

•                  Clarify how reductions in the allowance attributable to write-offs, collections, etc. are reflected in your tabular presentation of the movement of the allowance for doubtful accounts; and

•                  Describe what consideration was given to discussing any changes in asset quality or collection experience with receivables in your MD&A.

The Company respectfully advices the Staff that revenue and accounts receivable are primarily derived from advertising, sub-licensing content copyright, subscription, and from other internet value added services (“IVAS”) offered by the Company. The Company would like to highlight to the Staff that over 90% of the bad debt expense incurred in 2012 and 2013 arose from its advertising customers, mainly from third party advertising agency customers.  Given there is no significant impairment loss arising from deterioration of accounts receivable relating to the other businesses, the Company will focus on the analysis of the advertising customers.

Before addressing the Staff’s specific questions, the Company would like to present its accounts receivable balance by revenue stream and aging and to explain its policies and procedures with regards to the assessment of customer creditworthiness and provision for doubtful accounts.

The amount of the allowance for doubtful accounts related to each aging category is presented in each column entitled “Cumulative allowance”. All amounts are in thousands of U.S. dollars.

	Dec 31st 2012					Dec 31st 2013
(In thousand)	2012 Revenue	Accounts receivable	Cumulative allowance	Bad debt expense	Percentage	2013 Revenue	Accounts receivable	Cumulative allowance	Bad debt expense	Percentage
	a	b		c	d = -c/a	a	b		c	d = -c/a
Advertising	61,795	45,456	(7,792)	(3,757)	6.1%	48,028	32,684	(11,643)	(3,931)	8.2%
- within 1 year		36,979	(346)	(346)			18,734	(679)	(669)
- 1-2 years		4,430	(3,531)	(1,739)			5,857	(2,997)	(2,718)
- 2-3 years		2,405	(2,274)	(1,418)			3,996	(3,870)	(413)
- over 3 years		1,642	(1,642)	(254)			4,097	(4,097)	(131)
Cash sub-licensing	15,234	9,210	(83)	(83)	0.5%	7,388	10,031	(85)	—	0%
Subscription	51,055	3,122	—	—	0%	86,733	3,287	—	—	0%
Others	20,116	1,689	—	—	0%	38,145	1,384	(383)	(377)	1%
	148,200	59,477	(7,875)	(3,840)	2.6%	180,244	47,386	(12,111)	(4,308)	2.4%

Note: This aging schedule was prepared based on the date the service was rendered.

Advertising accounts receivable policy and procedures:

The Company has a robust credit approval and accounts receivable collection program, from the time the revenue is recognized through when invoices are paid.

Initial Assessment: The Company performs a detailed assessment of creditworthiness of new customers and updates its assessment on recurring customers at the time of each revenue transaction. For new customers, the credit assessment consists of 1) obtaining the business license and tax registration; 2) reviewing the potential customer’s most recent financial statements and 3) obtaining a list of their advertising customers (if they are an advertising agent). For recurring customers with new revenue transaction, the credit assessment consists of reviewing the customer’s most recent financial statements and also reviewing their past collection history. This information is then assessed by the finance and legal department together with upper management and a decision is made as to whether to conduct any business with them.  The Company will only provide advertising service to customers whom they determine have the ability and means.

After the decision is made to provide advertising service to the customer, the Company will generally specify a payment period of 90 days to the advertising customers. Typically the Company is willing to accept delayed payment up to one year from the invoice date if it believes that payment will be made as soon as practicable. This is assessed by ongoing credit status monitoring through monthly meeting held between the sales department with upper management to discuss the settlement status of each customer, as well as from the results derived from quarterly account confirmation and reconciliation performed with the customers.  According to the experience gained in dealing with its advertisers or advertising agencies and as a general practice in the advertising industry, the Company would allow its customers to settle the invoices for a period up to six to twelve months.

Ongoing Assessment:  The Company assesses whether to record an allowance for doubtful accounts based on the specific circumstances of each customer in the respective periods. The factors the Company considers include the following: the customer’s past payment history and the customer’s general risk profile, including factors such as the customer’s size, macroeconomic conditions that may affect a customer’s ability to pay.  An investigation on the customers’ financial position is also performed through information collected by the sales personnel from the sales department, and communication made by the finance and in-house legal personnel with the customers on the payment schedules and status.  Quarterly confirmations are sent to customers to ensure written communication is maintained.

The Company’s procedures for each aging category include the following:

(1)                                 Aging category within one year - The Company actively monitors all of its advertising customers on a quarterly basis, with ad hoc meetings held if there are more urgent matters.  For receivables within this aging category, the personnel of the sales department of the Company have active discussions with the advertising agencies to understand 1) the status of their advertising programs for the ultimate advertisers, 2) their intention and expected timing to pay the outstanding invoice, and 3) their financial position.  This is done through verbal and written communication and include reminders notifying the advertising agencies of late payment.  No provision is recognized if the Company has evidence to indicate that there is no deterioration from the initial assessment (i.e. settlement is being made and there is full acknowledgement on the outstanding account balances) and collectability is still reasonably assured. A provision is made for this aging category when: the customer is in financial difficulty, a significant dispute with the customer has occurred, or other objective evidence which indicates non-collectability of the accounts receivable.

(2)                                 Aging category between 1-2 years - For the balances in “1-2 year” category, the Company closely monitors each receivable balance and provision is made based on a detailed assessment of each customer.  A monthly internal meeting is held to discuss the status update of these customers, including settlements, payment schedules committed and other matters of communication made with the customers.  As part of the ongoing collection procedures, the Company requests its internal legal counsel to prepare a warning letter to demand payment of outstanding balances from the customers in this category.  For some more significant outstanding balances, the Company may take legal actions against the customers to recover the outstanding receivables.  Personnel from the sales department of the Company are required to perform site visit to the customers and the finance department will also directly phone the customer to request payment.  A provision is generally made for this aging category unless there is objective evidence to the contrary including 1) the customers’ partial payment on an ongoing basis, 2) payment subsequent to the balance sheet date, 3) availability of any sale volume rebate payable to these customers which could be utilized to offset the outstanding receivable balances and 4) there were no indication of financial distress of those customers.

The customer’s partial payment history is a particularly important factor when the Company considers whether a provision is needed. If the customer continues to make substantive partial payments on an ongoing basis, a provision is generally not made as it is a good indication that the customer still has the ability and the intent to pay.  When partial payments are being made, significant judgment is exercised customer by customer basis in determining whether a provision is needed.

(3)                                 Aging category 2-3 years and beyond - For balances in the “2-3 year” category and beyond, the Company believes there is significant doubt as to their collectability and accordingly has provided for those balances in full unless there is concrete evidence that the outstanding amount is recoverable with certainty.  For customers under this category with significant balances, usually the Company would have initiated legal actions against the customers in order to enforce the payment but without success.

For customers that 1) were unable to pay their outstanding amount due to financial distress and 2) for which the Company has provided an allowance against them, the Company’s policy is to discontinue future business with these customers.

(a)                                 Reasons for the increase as a percentage of receivables

As the Staff mentioned in the question above, the allowance for doubtful accounts increased as a percentage of receivables, from 13.2% in 2012 to 25.6% in 2013. The reasons for the increase in the allowance as a percentage of receivables can be attributed to 1) decrease in advertising revenues in 2013; 2) to date, no accounts receivable have been written off; and 3) some deterioration of the age of accounts receivable from advertising agency customers.

1)             Decrease in advertising revenue

Advertising revenues decreased from US$61,795,000 to US$48,028,000 from 2012 to 2013 as a result of the Company’s decision to discontinue delivering advertisements on the Xunlei Accelerator portal (the portal for downloading the accelerator software of the Company) in the first half of 2013 in order to enhance user experience.  As a result, the gross accounts receivable related to advertising customers within the one year category decreased from US$36,979,000 to US$18,734,000; and the total gross accounts receivable balance of the Company also decreased from US$59,477,000 to US$47,386,000 between the two years.

2)             Write-off of accounts receivable

The Company did not write off any of its account receivables in 2012 and 2013 as it is still actively pursuing collection of those fully provided accounts receivable through oral and written communication with the debtor, including taking legal action in some cases.  Not writing-off fully provided accounts receivable is also a method for the Company to keep the accounting records for follow up purposes.  Accordingly, the “allowance for doubtful accounts as a percentage of receivables” ratio might not be the most representative metrics to measure the magnitude of doubtful debt.

If accounts receivable aged greater than two years had been written off, the allowance for doubtful accounts as a percentage of receivables would have been 7.1% and 10.5%, respectively in 2012 and 2013.

3)             Deterioration of the age of accounts receivable from certain advertising agency customers

Due to the continued increase in the competitiveness of the Chinese advertising business, some advertising agencies, especially small and medium size ones, have slowed their payment and some of them encountered financial difficulty. The advertising accounts receivable that were outstanding for longer than one year have increased from US$8,478,000 to US$13,950,000.  As stated above, the Company determines whether or not to record an allowance for doubtful debt based on specific circumstances of each customer.  Bad debt expense of US$3,931,000 was recorded in 2013.  The recognition of the bad debt expense in 2013 was based on evidence obtained in 2013 and the first quarter of 2014 as part of the Company’s collection program.  Approximately 81% of the bad debt expense was attributable to seven out of the 224 advertising customers that had outstanding accounts receivable as of December 31st, 2013.

These seven advertising agency customers are not the larger well-known advertising agencies in China and are considered to be small to medium size,

very similar in characteristics and size to our general pool of advertising customers. Historically, the Company has had good business relationships with each one of them for a number of years and also had good collection histories with those customers.  The Company’s relationship with most of these seven advertising agencies began in or before 2010.  Those seven customers were making substantial payments in 2012 and were still making partial payment in the first half of 2013. However, due to the increase in competition in the Chinese advertising industry, these seven customers fell into financial distress and were unable to pay their outstanding balances.  For all the seven customers, although the Company continues to pursue payments for the outstanding balances, the Company recorded allowances against 100% of the receivable balances from these customers as the Company believes that these customers will be unable to pay in the foreseeable future.

As of December 31, 2013, the total amount of receivables in the 1-2 year category was US$5,857,000 and a cumulative provision of US$2,997,000 was made.  For the accounts receivable that were not provided in the 1-2 aging category, the Company determined that an allowance is not necessary because 1) there was no indication of financial distress of those customers,  2) the customers have good collection history in the past, 3) the customers were making partial settlements of the outstanding receivables in 2013,  4) payments were made subsequent to the balance sheet date, or 5) there were outstanding advertising  rebate not yet paid to those companies that can be used to offset the accounts receivable balance.  Total rebate payable recognized as of December 31, 2013 related to these accounts receivable balances was US$632,000.  As of the date of this response letter, US$1,554,000 has been collected subsequent to December 31, 2013.

The Company will continue to closely monitor the creditworthiness of its customers at the time of entering into advertising service agreements and on an ongoing basis.

(b)                                 Impact on revenue recognition

Under SAB Topic 13.A, the Company must demonstrate that all of the four criteria of revenue recognition are met prior to recognizing revenues including the “collectability is reasonably assured” criteria.

As stated above, the Company performs a detailed assessment of creditworthiness of new customers and updates its assessment on recurring customers at the time of each revenue transaction.

The deterioration of aging of the receivables relating to the Company’s advertising agency customers was isolated to a few specific advertising agencies. The Company does not consider it to have an impact on the collectability assessment as of the date when revenue is recognized.

The Company has discontinued its business relationships with the seven customers and no revenue was recognized for these seven customers in 2013.

The Company believes that it has the proper policies and procedures in place to ensure that collectability is reasonably assured and that the revenue recognition criteria under SAB Topic 13.A can be met.  The Company will continue to monitor the collectability of cash from its customers on an ongoing basis and whether it will have any impact on the Company’s revenue recognition process.

(c)                                  Reductions in the allowance attributable to write-offs, collections, etc.

As stated above, the Company did not have any write-offs of its accounts receivable.  In response to the Staff’s comment, the Company has updated the disclosure in relation to the relevant transactions in the movement of the allowance on page F-33 in the Revised Draft Registration Statement. The table has been updated to reflect the amounts relating to the “reversal of allowance for doubtful accounts” that was previously included in the “additions charged to general and administrative expenses” line item.

(d)                                 Changes in asset quality or collection experience with receivables

The Company respectfully advises the Staff that the accounts receivable balances relating to certain small and medium size third party advertising agency customers have deteriorated in 2012 and 2013. In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 27, 96, 121, 122 and F-17 in the Revised Draft Registration Statement.

Note 17. Share-based compensation

2010 share incentive plan, page F-43

8.                                      We note your disclosure on page F-44 of the maximum number of shares in respect of which options, restricted shares, or restricted stock units may be granted under the 2010 Plan. Please revise to disclose the amount of shares available for such grants as of December 31, 2013.

In response to Staff’s comment, the Company has revised the referenced disclosure on page F-44 of the Revised Draft Registration Statement.

2013 share incentive plan, page F-45

9.                                      On page F-46 you disclose that in the event of any disagreement between the Group and Leading Advice, the Group’s decision shall be final and binding. Please reconcile this disclosure with Section 8.5 of the 2013 Share Incentive Plan agreement, filed as Exhibit 10.2 to the amendment submitted February 18, 2014, which indicates that the Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

The Company respectfully advises the Staff that the Company and Leading Advice entered into a letter agreement on March 20, 2013 (the “Letter Agreement”). The Letter Agreement has clarified Leading Advice’s rights and obligations in relation to the referenced disclosure.

In response to Staff’s comment, the Company has filed the Letter Agreement as an exhibit to the Revised Draft Registration Statement.

10.                               Regarding Leading Advice’s role as Administrator of the 2013 Plan, please revise your disclosure to clarify the following:

•                  Whether shares not granted at the closing of a QIPO will be transferred back to the Group at no additional consideration at the time of the QIPO; and

•                  What will happen to the granted and vested shares being held by and voting rights exercised by Leading Advice at the time of the QIPO.

In response to Staff’s comment, the Company has revised the referenced disclosure on page F-46 of the Revised Draft Registration Statement.

Note 20. Taxation, page F-50

11.                               In your response to prior comment 7 you indicate that in 2013, the company started to implement the formulated tax plan to reduce the WOFE’s outside basis difference in the VIE and that you are awaiting responses from the tax authority on the validity of the transaction. If you receive an affirmative response from the tax authority and begin implementing such tax strategy plans, please revise your disclosure to briefly describe the plan, any uncertainties, and expected impact on your financial statements.

The Company respectfully advised the Staff that the Company has yet to receive any affirmative response from the tax authority regarding the validity of the formulated tax plan to reduce the WOFE’s outside basis difference in the VIE. The Company expects to receive a response from the tax authority in the second quarter of 2014 and will provide the updates on the outcome.

Note 25. Subsequent events, page F-60

12.                               We note your disclosure regarding share options and restricted shares granted. Please revise to disclose the amount of unrecognized compensation expense related to the grants. In addition, disclose the number of options or shares that were granted under the 2013 Plan.

In response to Staff’s comment, the Company has revised the referenced disclosure on pages F-61 of the Revised Draft Registration Statement.

Exhibits

13.                               It appears that you have not filed the schedules to Exhibits 10.14 and 10.15. Please re-file the exhibits to include all schedules. In this regard, we note that Item 601(b)(10) of Regulation S-K does not provide for the omission of exhibits or schedules.

In response to Staff’s comment, the Company has re-submitted the referenced exhibits to the Revised Draft Registration Statement.

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If you have any questions regarding this letter or the Revised Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tom Wu, Chief Financial Officer, Xunlei Limited

Kitty Cheung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP